GENERAL TEXT AMENDMENT

The following amendments have been made to the Total Voting Rights announcement released on 31 October 2008 at 11:03 am under RNS No 1405H.

The total issued share capital figure including treasury shares and the total number of voting rights in the company were both incorrectly stated.

All other details remain unchanged.

The full amended text is shown below.

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 OCTOBER 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 632,366,530 ORDINARY SHARES OF 28⅓P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 600,605,962. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

ALLOTMENTANNOUNCEMENTOct08amended

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	43	22	2,580
JOHN O'REILLY	43	22	2,580
PDMRs			
MIKE O'KANE	43	22	2,580
MICHAEL NOBLE	43	22	2,580
RICHARD AMES	42	21	757
BRYAN TAKER	43	21	606
BRIAN WALLACE	43	22	379

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 NOVEMBER 2008 AT 176.00 PENCE PER SHARE.

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C. Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Vidacos Nominees Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	13 November 2008
6. Date on which issuer notified:	17 November 2008
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Eminence Capital, LLC							
Ordinary Shares	22,960,531	22,960,531	24,425,000		24,425,000		4.06%
Ricky C. Sandler							
Ordinary Shares GB00B0ZSH635	22,960,531	22,960,531	24,425,000		24,425,000		4.06%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

eminence171108

Total (A+B)	
Number of voting rights	**% of voting rights**
Eminence Capital, LLC	
24,425,000	4.06%
Ricky C. Sandler	
24,425,000	4.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Ricky C. Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr. Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

eminence171108

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 28 NOVEMBER 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 632,382,065 ORDINARY SHARES OF 28⅓P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 600,621,497. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

RECEIVED
2009 JAN -8 A 8:39

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*NO. OF DIVIDEND SHARES AWARDED (NOTE 3)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	41	20	68	2,709
JOHN O'REILLY	41	20	68	2,709
BRIAN WALLACE	42	21	0	442
PDMRs				
MIKE O'KANE	41	20	68	2,709
MICHAEL NOBLE	41	20	68	2,709
RICHARD AMES	42	21	16	836
BRYAN TAKER	41	21	12	680

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 DECEMBER 2008 AT 180.75 PENCE PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.
3. SHARES PURCHASED PURSUANT TO THE DIVIDEND PAID 1 DECEMBER 2008.

aesp081208

aesp081208

Ladbrokes PLC

RECEIVED

2009 JAN -8 A 8:39

On 10 December 2008 Ladbrokes plc announced the appointment of Mr Peter Erskine as a Non-Executive Director with effect from 1 January 2009.

Other than Mr Erskine's directorships of Telefónica, S.A. and Telefónica Europe plc (formerly O_2 plc), there are no details to be disclosed in respect of Mr Erskine pursuant to listing rule 9.6.13R.

Ladbrokes PLC

On 17 December 2008 Ladbrokes plc announced the appointment of Mr Richard Ames as an Executive Director with effect from 1 January 2009.

The Company confirms there are no details to be disclosed in respect of Mr Ames pursuant to listing rule 9.6.13R.

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 DECEMBER 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 632,399,274 ORDINARY SHARES OF 28⅓P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 600,638,706. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: 2009 JAN -8 A 8: 0	Ladbrokes plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C. Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Vidacos Nominees Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10 December 2008
6. Date on which issuer notified:	12 December 2008
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Eminence Capital, LLC							
Ordinary Shares	25,035,914	25,035,914	23,815,000		23,815,000		3.96%
Ricky C. Sandler							
Ordinary Shares GB00B0ZSH635	25,035,914	25,035,914	23,815,000		23,815,000		3.96%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	**% of voting rights**
Eminence Capital, LLC	
23,815,000	3.96%
Ricky C. Sandler	
23,815,000	3.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Ricky C. Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to shares directly owned by the funds managed by Eminence Capital, LLC.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

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